UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated February 27, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 27, 2025 Comisión Nacional de Valores

Re.: Report on relevant information

Corporate Reorganization

Dear Sirs,

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company’s Board of Directors, in a meeting held today, resolved to approve the corporate reorganization through which Telecom Argentina, as absorbing and continuing company, will merge its controlled companies Negocios y Servicios S.A.U. and AVC Continente Audiovisual S.A. (hereinafter, the “Corporate Reorganization” or the “Reorganization”), in compliance with sections 82 and subsequent of the General Corporate Law and sections 80 and subsequent of the Income Tax Law.

The Corporate Reorganization’s effective date is January 1st, 2025.

The Corporate Reorganization and the documents approved by the Board of Directors will be considered by the Ordinary and Extraordinary General Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on April 25, 2025.

In due legal time we will submit the Reorganization’s Prospectus and once Comisión Nacional de Valores’ authorization is obtained the corresponding documentation shall be published in its’ Autopista de la Información Financiera.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 27, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations